FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934

For the month of April, 2004

GENERAL COMPANY OF GEOPHYSICS

(translation of registrant’s name into English)

1, rue Léon Migaux, 91341 MASSY FRANCE (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE

CGG RETURNS TO THE CASPIAN

Paris, 2 April 2004

Compagnie Générale de Géophysique (ISIN: FR0000120164; NYSE: GGY) has received a letter of award from Agip KCO, Operator on behalf of a consortium comprised of Eni, Total, ExxonMobil, BG, Shell Kazakhstan BV, ConocoPhillips and Inpex, for the acquisition and onboard processing of a major 3D seismic survey in the Aktote and Kairan prospects of the North Caspian Sea.

The survey will begin in the second quarter of 2004 and cover a surface area of approximately 700 full fold square kilometres in very shallow waters of between 1-3 meters. CGG will undertake the work in association with a Kazakhstan contractor, Kazakhstancaspishelf (KCS), a subsidiary of KazMunayGaz. This award marks the first success in CGG’s new commercial strategy to develop partnerships with locally established seismic contractors.

“This award brings us particular pleasure as it marks CGG’s return to the Caspian after an absence of some years, “ stated Dominique Robert, Executive Vice President of CGG Land Acquisition Services. “We believe that with our unrivalled expertise in shallow water operations and the local resources and experience offered by KCS, we have a winning combination to address the technical and operational complexities of this challenging project.”

The Compagnie Générale de Géophysique group is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and geoscience services and software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Contacts:	Christophe BARNINI	(33) 1 64 47 38 10
	Rodney BLIGH	(33) 1 64 47 33 10

Email: invrel@cgg.com		Internet: www.cgg.com

SIGNATURES

pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex

GENERAL COMPANY OF GEOPHYSICS

Date: April 2nd 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /

*	Print the name and title of the signing officer under his signature.